FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	0001003197
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, December 30, 2003, Series 2003-2	333-108195

Name of Person Filing the Document
(If Other than the Registrant)

JAN 07 2004

04000742

PROCESSED
JAN 09 2004
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 30, 2003

FINANCIAL ASSET SECURITIES CORP.

By: [signature]
Name: Frank Skibo
Title: Senior Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SoundView Home Loan Trust 2003-2

$365,383,000 (Approximate)

Financial Asset Securities Corp.
Depositor

GMAC Mortgage Corporation
Primary Servicer

Impac Funding Corporation
Master Servicer (Impac originated collateral)

Impac Funding Corporation
and ResMAE, LLC
Originators

RBS Greenwich Capital
Underwriter

Preliminary Term Sheet ***Date Prepared: December 10, 2003***

$365,383,000 (Approximate)

SoundView Home Loan Trust 2003-2

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat[4]	Payment Window (Mths) Call/Mat[4]	Expected Rating S&P / Moody's / Fitch	Assumed Final Distribution Date	Certificate Type
A-1	$220,100,000	1.50 / 1.50	1-41 / 1-41	AAA / Aaa / AAA	November 2033	Floating Rate Senior
A-2	$98,060,000	5.68 / 6.46	41-90 / 41-201	AAA / Aaa / AAA	November 2033	Floating Rate Senior
M-1	$17,223,000	5.04 / 5.54	38-90 / 38-156	AA / Aa2 / AA	November 2033	Floating Rate Subordinate
M-2	$14,445,000	5.02 / 5.45	37-90 / 37-141	A / A2 / A	November 2033	Floating Rate Subordinate
M-3	$3,333,000	5.01 / 5.34	37-90 / 37-121	A- / A3 / A-	November 2033	Floating Rate Subordinate
M-4	$4,074,000	5.01 / 5.26	37-90 / 37-114	BBB+ / Baa1 / BBB+	November 2033	Floating Rate Subordinate
M-5	$4,074,000	5.01 / 5.11	37-90 / 37-104	BBB / Baa2 / BBB	November 2033	Floating Rate Subordinate
M-6	$4,074,000	4.79 / 4.79	37-89 / 37-89	BBB- / Baa3 / NR	November 2033	Floating Rate Subordinate
Total:	**$365,383,000**					

(1) *The Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates are backed primarily by the cash flow from the Mortgage Loans (as defined herein). The principal balance of each Class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates are priced to call. The margin on the Class A-1 and Class A-2 Certificates will double and the margin on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will increase by 1.5x after the clean-up call date.*

(3) *See "Net WAC Rate" herein.*

(4) *See "Pricing Prepayment Speed" herein.*

Depositor:	Financial Asset Securities Corp.
Master Servicers:	GMAC Mortgage Corporation ("***GMAC***") will be the primary servicer of all loans originated by Impac. GMAC will also be Master Servicer and primary servicer of all loans originated by ResMAE. Impac Funding Corporation will be the Master Servicer of all loans originated by Impac.
Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***").
Trustee/Custodian:	Deutsche Bank National Trust Company.
Originators:	Impac Funding Corporation and ResMAE.
Basis Risk Cap Provider:	[TBD].
Offered Certificates:	The Class A-1 and Class A-2 Certificates, the "***Class A Certificates***" or "***Senior Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (together, the "***Subordinate Certificates***"). The Senior Certificates along with the Subordinate Certificates are referred to herein as the "***Offered Certificates.***"

Federal Tax Status:	The Offered Certificates will represent, in part, ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, and only upon request through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on December 1, 2003.
Expected Pricing Date:	On or about December [12], 2003.
Expected Closing Date:	On or about December 30, 2003.
Expected Settlement Date:	On or about December 30, 2003.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in January 2004.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates are **not** expected to constitute "mortgage related securities" for purposes of SMMEA.
Denomination:	$25,000 minimum and multiples of $1 in excess thereafter.

Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates will be priced based on the following collateral prepayment assumptions: FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter) ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)
Mortgage Loans:	The aggregate scheduled principal balance of the mortgage loans described herein was approximately $370,383,147 as of the Cut-off Date, consisting of fixed-rate and hybrid adjustable rate, first lien and second lien mortgage loans (the "***Mortgage Loans***"). See attached collateral descriptions for more information.
Pass-Through Rate:	The "***Pass-Through Rate***" on each Class of Offered Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.
Formula Rate:	The "***Formula Rate***" on each Class of Offered Certificates will be equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the Maximum Cap.
Net WAC Rate:	The "***Net WAC Rate***" will be the weighted average of the net mortgage rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis with respect to the Offered Certificates.
Maximum Cap:	The "***Maximum Cap***" on each class of Offered Certificates will be the weighted average adjusted net Maximum mortgage Rate of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis with respect to the Offered Certificates.
Net WAC Rate Carryover Amount:	For any class of Offered Certificates and any Distribution Date, the "***Net WAC Rate Carryover Amount***" for each such class is equal to the sum of (i) the excess, if any, of (a) the amount of interest that would have accrued on such class based on the related Formula Rate for the Offered Certificates over (b) the amount of interest accrued on such class based on the related Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion for the most recently ended Interest Accrual Period at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates on a subordinated basis to the extent of funds available.
Monthly Servicer Advances:	Each Master Servicer is required to advance scheduled principal and interest (net of the related servicing fee) for any delinquent mortgage loan, but is not required to make any advance that such Master Servicer deems to be non-recoverable.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Credit Support:

Initial Credit Enhancement On Closing Date		Target Credit Enhancement After Stepdown Date	
Rating (S/M/F)	**Percent**	**Rating (S/M/F)**	**Percent**
AAA/Aaa/AAA	14.10%	AAA/Aaa/AAA	28.20%
AA/Aa2/AA	9.45%	AA/Aa2/AA	18.90%
A/A2/AA	5.55%	A/A2/A	11.10%
A-/A3/A-	4.65%	A-/A3/A-	9.30%
BBB+/Baa1/BBB+	3.55%	BBB+/Baa1/BBB+	7.10%
BBB/Baa2/BBB	2.45%	BBB/Baa2/BBB	4.90%
BBB-/Baa3/NR	1.35%	BBB-/Baa3/NR	2.70%

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Offered Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 1.35% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Amount is reached.

Required Overcollateralization Amount:

On any Distribution Date, the "***Required Overcollateralization Amount***" is equal to:

(i) prior to the Stepdown Date, 1.35% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

(ii) on or after the Stepdown Date, the greater of:

a. the lesser of:

(1) 1.35% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; and

(2) 2.70% of the current aggregate principal balance of the Mortgage Loans; and

b. 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***OC Floor***").

On any Distribution Date on which a Trigger Event is in effect, the Required Overcollateralization Amount will be equal to the Required Overcollateralization Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the certificate principal balance of the Class A Certificates has been reduced to zero, and

(ii) the later to occur of:

a. the Distribution Date occurring in January 2007; and

b. the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 28.20%.

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage (including all Bankruptcies, Foreclosures and REOs) exceeds 46.5% of the rolling 3-month average of the Credit Enhancement Percentage or (ii) cumulative realized losses for the related Distribution Date as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date are greater than:

Distribution Date	Percentage
January 2007 – December 2007	2.00%
January 2008 – December 2008	3.30%
January 2009 – December 2009	4.20%
January 2010 – December 2010	4.60%
January 2011 – December 2011	4.80%
January 2012 and thereafter	5.00%

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate certificate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss.***" Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow, and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-6 Certificates, second to the Class M-5 Certificates, third to the Class M-4 Certificates, fourth to the Class M-3 Certificates, fifth to the Class M-2 Certificates and sixth to the Class M-1 Certificates. Realized losses will not be allocated to the Class A Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest concurrently to the Class A-1 and Class A-2 Certificates, *pro-rata* based on their respective interest entitlements generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, and eighth, monthly interest to the Class M-6 Certificates. Any remaining interest funds will be distributed as part of Excess Cashflow pursuant to 3), 4), and 5) below.
2) Principal funds (net of any overcollateralization release amount), as follows: monthly principal to the Class A Certificates, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown," and then monthly principal to the Class M-6 as described under "Principal Paydown."
3) Excess Cashflow, as follows: as principal to the Senior and Subordinate Certificates to build the Overcollateralization Amount until it equals the Required Overcollateralization Amount as described under "Principal Paydown", then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, and then any unpaid applied Realized Loss amount to the Class M-6 Certificates.
4) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount payable to the Offered Certificates, after taking into account payments received by the trust from the Basis Risk Yield Maintenance Agreement, if any.
5) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling and servicing agreement.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal (including Excess Cashflow used to pay principal as described in priority 3) under "*Priority of Distributions*") will be paid to the Class A Certificates, provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority from principal collected on the related loan group: 1) to the Class M-1 Certificates, 2) to the Class M-2 Certificates, 3) to the Class M-3 Certificates, 4) to the Class M-4 Certificates, 5) to the Class M-5 Certificates, and then 6) to the Class M-6 Certificates.

The principal allocable to the Class A Certificates will be distributed as follows: first to the Class A-1 Certificates, until its certificate principal balance reduced to zero, and second, to the Class A-2 Certificates, until its certificate principal balance is reduced to zero.

On or after the Stepdown Date and if a Trigger Event is not in effect, the Senior and Subordinate Certificates will be entitled to receive payments of principal (including Excess Cashflow used to pay principal as described in priority 3) under "*Priority of Distributions*") in the following order of priority: first to the Class A Certificates such that each class of Class A Certificates will have at least 28.20% credit enhancement from the related loan group, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 18.90% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 11.10% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 9.30% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 7.10% credit enhancement, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 4.90% credit enhancement, and seventh to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 2.70% credit enhancement (subject, in the case of the most subordinate certificate outstanding, a potentially larger principal payment if the more senior classes of certificates have credit enhancement percentages in excess of the percentages stated above).

Basis Risk Yield Maintenance Agreement:

On the Closing Date, the Trustee will enter into the Basis Risk Yield Maintenance Agreement with the Basis Risk Cap Provider for the benefit of the Offered Certificates. The Basis Risk Cap Provider will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rate. The notional balance of the Basis Risk Yield Maintenance Agreement and the strike rates are in the table on page 16. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds 8.00%. The Basis Risk Yield Maintenance Agreement will terminate after the Distribution Date in June 2011. Any payments received from the Basis Risk Yield Maintenance Agreement will be deposited in the Basis Risk Reserve Fund

Basis Risk Reserve Fund:

Amounts deposited in the Basis Risk Reserve Fund will be distributed as follows:

A) First to the Offered Certificates, any related unpaid Net WAC Rate Carryover Amount (in each case only up to a maximum amount equal to the Basis Risk Cap Amount for the related class) distributed on a pro rata basis:
   - i) to the Class A-1 Certificates.
   - ii) to the Class A-2 Certificates.
   - iii) to the Class M-1 Certificates.
   - iv) to the Class M-2 Certificates.
   - v) to the Class M-3 Certificates.
   - vi) to the Class M-4 Certificates.
   - vii) to the Class M-5 Certificates.
   - viii) to the Class M-6 Certificates.

B) Second to the Offered Certificates, any related unpaid Net WAC Rate Carryover Amount (after taking into account distributions pursuant to A) above) distributed sequentially in the following order of priority:
   - i) to the Senior Certificates, on a *pro rata* basis.
   - ii) to the Class M-1 Certificates.
   - iii) to the Class M-2 Certificates.
   - iv) to the Class M-3 Certificates.
   - v) to the Class M-4 Certificates.
   - vi) to the Class M-5 Certificates.
   - vii) to the Class M-6 Certificates.

Basis Risk Cap Amount:

The "***Basis Risk Cap Amount***" for each class of Offered Certificates is equal to (i) the aggregate amount received by the trust from the Basis Risk Yield Maintenance Agreement multiplied by (ii) a fraction equal to (a) the aggregate principal balance of such class divided by (b) the aggregate principal balance of all classes of Offered Certificates.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class A-1 to Optional Termination

	FRM: 85% PPC ARM: 70% PPC	FRM: 95% PPC ARM: 80% PPC	FRM: 105% PPC ARM: 90% PPC	FRM: 115% PPC ARM: 100% PPC	FRM: 125% PPC ARM: 110% PPC	FRM: 135% PPC ARM: 120% PPC	FRM: 145% PPC ARM: 130% PPC
WAL (yr)	2.01	1.81	1.64	1.50	1.38	1.29	1.21
MDUR (yr)	1.96	1.77	1.61	1.47	1.36	1.27	1.19
First Prin Pay	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04
Last Prin Pay	08/25/08	02/25/08	09/25/07	05/25/07	10/25/06	08/25/06	06/25/06

Class A-1 to Maturity

	FRM: 85% PPC ARM: 70% PPC	FRM: 95% PPC ARM: 80% PPC	FRM: 105% PPC ARM: 90% PPC	FRM: 115% PPC ARM: 100% PPC	FRM: 125% PPC ARM: 110% PPC	FRM: 135% PPC ARM: 120% PPC	FRM: 145% PPC ARM: 130% PPC
WAL (yr)	2.01	1.81	1.64	1.50	1.38	1.29	1.21
MDUR (yr)	1.96	1.77	1.61	1.47	1.36	1.27	1.19
First Prin Pay	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04
Last Prin Pay	08/25/08	02/25/08	09/25/07	05/25/07	10/25/06	08/25/06	06/25/06

Class A-2 to Optional Termination

	FRM: 85% PPC ARM: 70% PPC	FRM: 95% PPC ARM: 80% PPC	FRM: 105% PPC ARM: 90% PPC	FRM: 115% PPC ARM: 100% PPC	FRM: 125% PPC ARM: 110% PPC	FRM: 135% PPC ARM: 120% PPC	FRM: 145% PPC ARM: 130% PPC
WAL (yr)	7.77	6.94	6.25	5.68	5.16	4.71	4.29
MDUR (yr)	7.16	6.45	5.85	5.34	4.87	4.47	4.08
First Prin Pay	08/25/08	02/25/08	09/25/07	05/25/07	10/25/06	08/25/06	06/25/06
Last Prin Pay	03/25/14	02/25/13	03/25/12	06/25/11	10/25/10	04/25/10	10/25/09

Class A-2 to Maturity

	FRM: 85% PPC ARM: 70% PPC	FRM: 95% PPC ARM: 80% PPC	FRM: 105% PPC ARM: 90% PPC	FRM: 115% PPC ARM: 100% PPC	FRM: 125% PPC ARM: 110% PPC	FRM: 135% PPC ARM: 120% PPC	FRM: 145% PPC ARM: 130% PPC
WAL (yr)	8.75	7.85	7.10	6.46	5.90	5.38	4.91
MDUR (yr)	7.94	7.19	6.55	6.00	5.50	5.04	4.63
First Prin Pay	08/25/08	02/25/08	09/25/07	05/25/07	10/25/06	08/25/06	06/25/06
Last Prin Pay	10/25/25	11/25/23	03/25/22	09/25/20	06/25/19	05/25/18	05/25/17

Weighted Average Life Tables

Class M-1 to Optional Termination

	FRM: 85% PPC ARM: 70% PPC	FRM: 95% PPC ARM: 80% PPC	FRM: 105% PPC ARM: 90% PPC	FRM: 115% PPC ARM: 100% PPC	FRM: 125% PPC ARM: 110% PPC	FRM: 135% PPC ARM: 120% PPC	FRM: 145% PPC ARM: 130% PPC
WAL (yr)	6.77	6.05	5.48	5.04	4.70	4.46	4.27
MDUR (yr)	6.24	5.62	5.12	4.73	4.43	4.22	4.06
First Prin Pay	04/25/07	01/25/07	01/25/07	02/25/07	03/25/07	04/25/07	05/25/07
Last Prin Pay	03/25/14	02/25/13	03/25/12	06/25/11	10/25/10	04/25/10	10/25/09

Class M-1 to Maturity

	FRM: 85% PPC ARM: 70% PPC	FRM: 95% PPC ARM: 80% PPC	FRM: 105% PPC ARM: 90% PPC	FRM: 115% PPC ARM: 100% PPC	FRM: 125% PPC ARM: 110% PPC	FRM: 135% PPC ARM: 120% PPC	FRM: 145% PPC ARM: 130% PPC
WAL (yr)	7.40	6.63	6.02	5.54	5.17	4.88	4.67
MDUR (yr)	6.73	6.08	5.56	5.15	4.83	4.58	4.40
First Prin Pay	04/25/07	01/25/07	01/25/07	02/25/07	03/25/07	04/25/07	05/25/07
Last Prin Pay	01/25/21	05/25/19	02/25/18	12/25/16	11/25/15	12/25/14	03/25/14

Class M-2 to Optional Termination

	FRM: 85% PPC ARM: 70% PPC	FRM: 95% PPC ARM: 80% PPC	FRM: 105% PPC ARM: 90% PPC	FRM: 115% PPC ARM: 100% PPC	FRM: 125% PPC ARM: 110% PPC	FRM: 135% PPC ARM: 120% PPC	FRM: 145% PPC ARM: 130% PPC
WAL (yr)	6.77	6.05	5.47	5.02	4.66	4.40	4.18
MDUR (yr)	5.98	5.41	4.94	4.57	4.27	4.05	3.86
First Prin Pay	04/25/07	01/25/07	01/25/07	01/25/07	02/25/07	02/25/07	03/25/07
Last Prin Pay	03/25/14	02/25/13	03/25/12	06/25/11	10/25/10	04/25/10	10/25/09

Class M-2 to Maturity

	FRM: 85% PPC ARM: 70% PPC	FRM: 95% PPC ARM: 80% PPC	FRM: 105% PPC ARM: 90% PPC	FRM: 115% PPC ARM: 100% PPC	FRM: 125% PPC ARM: 110% PPC	FRM: 135% PPC ARM: 120% PPC	FRM: 145% PPC ARM: 130% PPC
WAL (yr)	7.30	6.54	5.93	5.45	5.06	4.75	4.51
MDUR (yr)	6.36	5.77	5.28	4.90	4.58	4.33	4.13
First Prin Pay	04/25/07	01/25/07	01/25/07	01/25/07	02/25/07	02/25/07	03/25/07
Last Prin Pay	06/25/19	01/25/18	10/25/16	09/25/15	09/25/14	11/25/13	02/25/13

Weighted Average Life Tables

Class M-3 to Optional Termination

	FRM: 85% PPC ARM: 70% PPC	FRM: 95% PPC ARM: 80% PPC	FRM: 105% PPC ARM: 90% PPC	FRM: 115% PPC ARM: 100% PPC	FRM: 125% PPC ARM: 110% PPC	FRM: 135% PPC ARM: 120% PPC	FRM: 145% PPC ARM: 130% PPC
WAL (yr)	6.77	6.05	5.47	5.01	4.66	4.37	4.13
MDUR (yr)	5.92	5.36	4.90	4.52	4.23	3.99	3.80
First Prin Pay	04/25/07	01/25/07	01/25/07	01/25/07	02/25/07	02/25/07	02/25/07
Last Prin Pay	03/25/14	02/25/13	03/25/12	06/25/11	10/25/10	04/25/10	10/25/09

Class M-3 to Maturity

	FRM: 85% PPC ARM: 70% PPC	FRM: 95% PPC ARM: 80% PPC	FRM: 105% PPC ARM: 90% PPC	FRM: 115% PPC ARM: 100% PPC	FRM: 125% PPC ARM: 110% PPC	FRM: 135% PPC ARM: 120% PPC	FRM: 145% PPC ARM: 130% PPC
WAL (yr)	7.19	6.43	5.82	5.34	4.96	4.64	4.39
MDUR (yr)	6.21	5.63	5.16	4.77	4.47	4.21	4.00
First Prin Pay	04/25/07	01/25/07	01/25/07	01/25/07	02/25/07	02/25/07	02/25/07
Last Prin Pay	06/25/17	02/25/16	12/25/14	01/25/14	02/25/13	06/25/12	10/25/11

Class M-4 to Optional Termination

	FRM: 85% PPC ARM: 70% PPC	FRM: 95% PPC ARM: 80% PPC	FRM: 105% PPC ARM: 90% PPC	FRM: 115% PPC ARM: 100% PPC	FRM: 125% PPC ARM: 110% PPC	FRM: 135% PPC ARM: 120% PPC	FRM: 145% PPC ARM: 130% PPC
WAL (yr)	6.77	6.05	5.47	5.01	4.64	4.37	4.12
MDUR (yr)	5.74	5.21	4.77	4.42	4.13	3.91	3.71
First Prin Pay	04/25/07	01/25/07	01/25/07	01/25/07	01/25/07	02/25/07	02/25/07
Last Prin Pay	03/25/14	02/25/13	03/25/12	06/25/11	10/25/10	04/25/10	10/25/09

Class M-4 to Maturity

	FRM: 85% PPC ARM: 70% PPC	FRM: 95% PPC ARM: 80% PPC	FRM: 105% PPC ARM: 90% PPC	FRM: 115% PPC ARM: 100% PPC	FRM: 125% PPC ARM: 110% PPC	FRM: 135% PPC ARM: 120% PPC	FRM: 145% PPC ARM: 130% PPC
WAL (yr)	7.09	6.34	5.74	5.26	4.87	4.57	4.32
MDUR (yr)	5.95	5.41	4.96	4.60	4.30	4.07	3.86
First Prin Pay	04/25/07	01/25/07	01/25/07	01/25/07	01/25/07	02/25/07	02/25/07
Last Prin Pay	09/25/16	06/25/15	05/25/14	06/25/13	08/25/12	12/25/11	05/25/11

Weighted Average Life Tables

Class M-5 to Optional Termination

	FRM: 85% PPC ARM: 70% PPC	FRM: 95% PPC ARM: 80% PPC	FRM: 105% PPC ARM: 90% PPC	FRM: 115% PPC ARM: 100% PPC	FRM: 125% PPC ARM: 110% PPC	FRM: 135% PPC ARM: 120% PPC	FRM: 145% PPC ARM: 130% PPC
WAL (yr)	6.77	6.05	5.47	5.01	4.63	4.34	4.11
MDUR (yr)	5.57	5.07	4.65	4.31	4.03	3.81	3.63
First Prin Pay	04/25/07	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07
Last Prin Pay	03/25/14	02/25/13	03/25/12	06/25/11	10/25/10	04/25/10	10/25/09

Class M-5 to Maturity

	FRM: 85% PPC ARM: 70% PPC	FRM: 95% PPC ARM: 80% PPC	FRM: 105% PPC ARM: 90% PPC	FRM: 115% PPC ARM: 100% PPC	FRM: 125% PPC ARM: 110% PPC	FRM: 135% PPC ARM: 120% PPC	FRM: 145% PPC ARM: 130% PPC
WAL (yr)	6.90	6.17	5.58	5.11	4.73	4.43	4.19
MDUR (yr)	5.65	5.14	4.73	4.38	4.10	3.87	3.69
First Prin Pay	04/25/07	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07
Last Prin Pay	08/25/15	06/25/14	06/25/13	08/25/12	11/25/11	03/25/11	09/25/10

Class M-6 to Optional Termination

	FRM: 85% PPC ARM: 70% PPC	FRM: 95% PPC ARM: 80% PPC	FRM: 105% PPC ARM: 90% PPC	FRM: 115% PPC ARM: 100% PPC	FRM: 125% PPC ARM: 110% PPC	FRM: 135% PPC ARM: 120% PPC	FRM: 145% PPC ARM: 130% PPC
WAL (yr)	6.47	5.78	5.23	4.79	4.44	4.15	3.92
MDUR (yr)	5.08	4.62	4.24	3.94	3.69	3.48	3.32
First Prin Pay	04/25/07	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07
Last Prin Pay	02/25/14	01/25/13	02/25/12	05/25/11	10/25/10	03/25/10	09/25/09

Class M-6 to Maturity

	FRM: 85% PPC ARM: 70% PPC	FRM: 95% PPC ARM: 80% PPC	FRM: 105% PPC ARM: 90% PPC	FRM: 115% PPC ARM: 100% PPC	FRM: 125% PPC ARM: 110% PPC	FRM: 135% PPC ARM: 120% PPC	FRM: 145% PPC ARM: 130% PPC
WAL (yr)	6.47	5.78	5.23	4.79	4.44	4.15	3.92
MDUR (yr)	5.08	4.62	4.24	3.94	3.69	3.48	3.32
First Prin Pay	04/25/07	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07
Last Prin Pay	02/25/14	01/25/13	02/25/12	05/25/11	10/25/10	03/25/10	09/25/09

BREAKEVEN LOSSES

LOSS COVERAGE

				STATIC LIBOR		FORWARD LIBOR	
CLASS	**MOODY'S**	**S&P**	**FITCH**	**CDR BREAK**	**CUM LOSS**	**CDR BREAK**	**CUM LOSS**
M-1	Aa2	AA	AA	24.677	15.23%	18.102	12.52%
M-2	A2	A	A	16.919	11.95%	11.058	8.77%
M-3	A3	A-	A-	15.317	11.15%	9.689	7.91%
M-4	Baa1	BBB+	BBB+	13.383	10.11%	8.139	6.87%
M-5	Baa2	BBB	BBB	11.650	9.12%	6.609	5.78%
M-6	Baa3	BBB-	NR	10.272	8.27%	5.155	4.66%

Assumptions

30% Loss Severity
12 Month Delay
Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR before first dollar of principal loss

Basis Risk Yield Maintenance Agreement Schedule

Pd	Notional ($)	Strike (%)	Pd	Notional ($)	Strike (%)	Pd	Notional ($)	Strike (%)
1	370,383,147.47	6.084258	32	177,292,898.98	6.908826	63	77,209,901.51	7.305649
2	366,261,097.83	6.084728	33	172,532,857.40	6.911406	64	75,189,917.42	7.295509
3	361,646,083.24	6.085275	34	167,905,518.57	6.907035	65	73,223,956.63	7.280864
4	356,548,414.51	6.085901	35	163,406,912.17	6.896525	66	71,310,490.66	7.266343
5	350,980,506.02	6.086608	36	159,033,130.62	6.886083	67	69,448,065.22	7.251945
6	344,956,851.29	6.087401	37	154,780,551.91	6.875710	68	67,635,268.19	7.237671
7	338,493,983.80	6.088283	38	150,645,664.13	7.128925	69	65,870,728.33	7.223520
8	331,616,559.75	6.089294	39	146,629,016.99	7.128644	70	64,153,114.04	7.209492
9	324,450,819.87	6.090433	40	142,723,273.57	7.121804	71	62,481,132.17	7.195587
10	317,281,976.07	6.091231	41	138,925,163.87	7.109192	72	60,853,526.84	7.181805
11	310,114,411.06	6.091688	42	135,231,474.91	7.096667	73	59,269,078.32	7.168145
12	302,952,374.23	6.091797	43	131,639,208.01	7.084228	74	57,726,601.96	7.154608
13	295,800,550.38	6.091553	44	128,145,454.71	7.320862	75	56,224,947.10	7.141193
14	288,664,027.51	6.090951	45	124,750,184.49	7.317980	76	54,762,996.08	7.127900
15	281,548,261.93	6.089985	46	121,447,816.27	7.308917	77	53,339,663.20	7.114729
16	274,459,041.11	6.088652	47	118,235,647.77	7.294433	78	51,953,893.81	7.101679
17	267,402,444.26	6.086946	48	115,111,027.77	7.280053	79	50,604,663.37	7.088750
18	260,384,801.02	6.084864	49	112,071,467.10	7.265778	80	49,290,976.53	7.075943
19	253,412,648.43	6.082403	50	109,114,550.80	7.486711	81	48,011,866.25	7.063256
20	246,492,686.55	6.390186	51	106,239,911.99	7.481485	82	46,766,393.00	7.050689
21	239,772,108.01	6.399155	52	103,443,264.08	7.470439	83	45,553,643.90	7.038242
22	233,240,007.11	6.393450	53	100,722,367.05	7.454305	84	44,372,731.94	7.025916
23	226,893,097.46	6.387779	54	98,075,026.04	7.438294	85	43,222,795.21	7.013708
24	220,725,878.58	6.382142	55	95,499,169.82	7.422404	86	42,102,996.14	7.001620
25	214,733,020.97	6.376539	56	92,992,788.26	7.406976	87	41,012,520.83	6.989650
26	208,909,360.55	6.665091	57	90,553,458.93	7.391338	88	39,950,578.28	6.977798
27	203,257,895.68	6.670734	58	88,175,393.50	7.380788	89	38,916,399.77	6.966065
28	197,765,600.95	6.662508	59	85,861,346.11	7.365450	90	37,909,238.16	6.954448
29	192,427,411.26	6.654333	60	83,609,484.59	7.350236	91	0.00	0.000000
30	187,238,800.10	6.646209	61	81,418,072.18	7.335145			
31	182,195,380.18	6.638136	62	79,285,422.90	7.320496			

* Payments will be capped at their maximum amount when one-month LIBOR equals or exceeds 8.00%.

Effective Available Funds Cap Rate(1)(2)

To 10% Optional Termination at the Pricing Assumptions

Period	Effective AFC Rate	Period	Effective AFC Rate	Period	Effective AFC Rate
1	N/A	34	8.00000%	67	8.00000%
2	8.00000%	35	8.00000%	68	8.00000%
3	8.00000%	36	8.00000%	69	8.00000%
4	8.00000%	37	8.00000%	70	8.00000%
5	8.00000%	38	8.00000%	71	8.00000%
6	8.00000%	39	8.00000%	72	8.00000%
7	8.00000%	40	8.00000%	73	8.00000%
8	8.00000%	41	8.00000%	74	8.00000%
9	8.00000%	42	8.00000%	75	8.00000%
10	8.00000%	43	8.00000%	76	8.00000%
11	8.00000%	44	8.00000%	77	8.00000%
12	8.00000%	45	8.00000%	78	8.00000%
13	8.00000%	46	8.00000%	79	8.00000%
14	8.00000%	47	8.00000%	80	8.00000%
15	8.00000%	48	8.00000%	81	8.00000%
16	8.00000%	49	8.00000%	82	8.00000%
17	8.00000%	50	8.00000%	83	8.00000%
18	8.00000%	51	8.00000%	84	8.00000%
19	8.00000%	52	8.00000%	85	8.00000%
20	8.00000%	53	8.00000%	86	8.00000%
21	8.00000%	54	8.00000%	87	8.00000%
22	8.00000%	55	8.00000%	88	8.00000%
23	8.00000%	56	8.00000%	89	8.00000%
24	8.00000%	57	8.00000%	90	8.00000%
25	8.00000%	58	8.00000%		
26	8.00000%	59	8.00000%		
27	8.00000%	60	8.00000%		
28	8.00000%	61	8.00000%		
29	8.00000%	62	8.00000%		
30	8.00000%	63	8.00000%		
31	8.00000%	64	8.00000%		
32	8.00000%	65	8.00000%		
33	8.00000%	66	8.00000%		

(1) Derived assuming indices constant at 20.00% for 1-Month LIBOR and 6-Month LIBOR, using 100% PPC for ARMs and 115% for FRMs.

(2) Includes cap payments received by the trust from the Cap Provider.

Excess Spread Schedule

To 10% Optional Termination at the Pricing Assumptions
Forward LIBOR

Period	1 Month LIBOR	6 Month LIBOR	Excess Spread	Period	1 Month LIBOR	6 Month LIBOR	Excess Spread	Period	1 Month LIBOR	6 Month LIBOR	Excess Spread
1	1.17000	1.20630	4.59385	31	4.05700	4.25600	1.89762	61	5.10200	5.27000	1.04187
2	1.16900	1.26100	4.30582	32	4.13500	4.31000	1.92316	62	5.14800	5.31400	1.02590
3	1.19800	1.31900	4.39038	33	4.20300	4.35900	1.85119	63	5.19300	5.35500	1.49505
4	1.22600	1.39200	4.24181	34	4.26100	4.40400	1.93124	64	5.23600	5.39500	0.93512
5	1.25000	1.47900	4.27425	35	4.30800	4.44500	1.71762	65	5.27800	5.43300	1.04959
6	1.30400	1.58500	4.15490	36	4.34400	4.48500	1.81474	66	5.31800	5.46900	0.84708
7	1.40100	1.70400	4.11747	37	4.38000	4.52700	1.60907	67	5.35600	5.50300	0.96718
8	1.51600	1.83100	3.92997	38	4.42200	4.56900	1.75176	68	5.39300	5.53500	0.80446
9	1.63000	1.96400	3.80887	39	4.46400	4.61000	2.20895	69	5.42700	5.56400	0.77297
10	1.74400	2.10300	3.76479	40	4.50500	4.65200	1.68865	70	5.45900	5.59200	0.90671
11	1.88000	2.24400	3.54268	41	4.54600	4.69300	1.79287	71	5.48900	5.61700	0.71309
12	2.01600	2.38800	3.48448	42	4.58600	4.73500	1.58066	72	5.51700	5.63900	0.85144
13	2.15600	2.53100	3.24783	43	4.62700	4.77800	1.69344	73	5.54300	5.65900	0.66002
14	2.31100	2.67200	3.08227	44	4.66700	4.82100	1.54149	74	5.56600	5.67600	0.65918
15	2.45300	2.80900	3.23520	45	4.70800	4.86200	1.49430	75	5.58700	5.69000	1.14755
16	2.58700	2.93800	2.78987	46	4.75000	4.90300	1.61464	76	5.60500	5.70200	0.62090
17	2.73500	3.05300	2.73986	47	4.79300	4.94000	1.39688	77	5.62000	5.71100	0.77383
18	2.86500	3.15200	2.49638	48	4.83700	4.97500	1.51298	78	5.63300	5.71600	0.59144
19	2.99100	3.23600	2.47552	49	4.87800	5.00600	1.29610	79	5.64300	5.71900	0.74965
20	3.12600	3.31300	2.51838	50	4.91200	5.03300	1.29972	80	5.65000	5.72100	0.57879
21	3.21600	3.38700	2.42984	51	4.94400	5.05700	1.60261	81	5.65500	5.72400	0.57261
22	3.26600	3.46400	2.48888	52	4.97200	5.07800	1.22877	82	5.65600	5.73000	0.73948
23	3.32100	3.55100	2.29758	53	4.99700	5.09500	1.36460	83	5.65400	5.73900	0.56984
24	3.36800	3.64500	2.36287	54	5.01900	5.10900	1.16331	84	5.64900	5.75100	0.74196
25	3.44700	3.74700	2.14532	55	5.03800	5.11900	1.30538	85	5.65400	5.76700	0.56716
26	3.56200	3.85100	2.30072	56	5.05300	5.13000	1.13063	86	5.67200	5.78400	0.55995
27	3.67200	3.94800	2.59723	57	5.06500	5.14600	1.11127	87	5.68900	5.80200	1.05689
28	3.77800	4.03800	2.07054	58	5.07300	5.16800	1.26297	88	5.70700	5.81900	0.53016
29	3.87800	4.12000	2.09672	59	5.07800	5.19600	1.08146	89	5.72400	5.83600	0.68713
30	3.97100	4.19200	1.85296	60	5.07900	5.23000	1.23616	90	5.74100	5.85300	0.50154

Excess Spread Schedule

To 10% Optional Termination at the Pricing Assumptions
Static LIBOR

Period	1 Month LIBOR	6 Month LIBOR	Excess Spread	Period	1 Month LIBOR	6 Month LIBOR	Excess Spread	Period	1 Month LIBOR	6 Month LIBOR	Excess Spread
1	1.17000	1.20630	4.59385	31	1.17000	1.20630	4.19444	61	1.17000	1.20630	3.97983
2	1.17000	1.20630	4.30480	32	1.17000	1.20630	4.11019	62	1.17000	1.20630	3.97699
3	1.17000	1.20630	4.41707	33	1.17000	1.20630	4.09151	63	1.17000	1.20630	4.17677
4	1.17000	1.20630	4.29887	34	1.17000	1.20630	4.14142	64	1.17000	1.20630	3.97140
5	1.17000	1.20630	4.35311	35	1.17000	1.20630	4.05461	65	1.17000	1.20630	4.03619
6	1.17000	1.20630	4.29136	36	1.17000	1.20630	4.10318	66	1.17000	1.20630	3.96594
7	1.17000	1.20630	4.34506	37	1.17000	1.20630	4.01455	67	1.17000	1.20630	4.03080
8	1.17000	1.20630	4.28211	38	1.17000	1.20630	4.04105	68	1.17000	1.20630	3.96307
9	1.17000	1.20630	4.27688	39	1.17000	1.20630	4.25918	69	1.17000	1.20630	3.96403
10	1.17000	1.20630	4.32974	40	1.17000	1.20630	4.05666	70	1.17000	1.20630	4.03233
11	1.17000	1.20630	4.26452	41	1.17000	1.20630	4.11470	71	1.17000	1.20630	3.96631
12	1.17000	1.20630	4.31652	42	1.17000	1.20630	4.04033	72	1.17000	1.20630	4.03462
13	1.17000	1.20630	4.24947	43	1.17000	1.20630	4.10439	73	1.17000	1.20630	3.96912
14	1.17000	1.20630	4.24088	44	1.17000	1.20630	4.03342	74	1.17000	1.20630	3.97073
15	1.17000	1.20630	4.41140	45	1.17000	1.20630	4.03001	75	1.17000	1.20630	4.17222
16	1.17000	1.20630	4.22145	46	1.17000	1.20630	4.09416	76	1.17000	1.20630	3.97436
17	1.17000	1.20630	4.27108	47	1.17000	1.20630	4.02328	77	1.17000	1.20630	4.04270
18	1.17000	1.20630	4.19884	48	1.17000	1.20630	4.08750	78	1.17000	1.20630	3.97858
19	1.17000	1.20630	4.24745	49	1.17000	1.20630	4.01668	79	1.17000	1.20630	4.04691
20	1.17000	1.20630	4.30290	50	1.17000	1.20630	4.01342	80	1.17000	1.20630	3.98339
21	1.17000	1.20630	4.29396	51	1.17000	1.20630	4.14526	81	1.17000	1.20630	3.98603
22	1.17000	1.20630	4.34096	52	1.17000	1.20630	4.00700	82	1.17000	1.20630	4.05436
23	1.17000	1.20630	4.26325	53	1.17000	1.20630	4.07137	83	1.17000	1.20630	3.99179
24	1.17000	1.20630	4.31044	54	1.17000	1.20630	4.00071	84	1.17000	1.20630	4.06012
25	1.17000	1.20630	4.23141	55	1.17000	1.20630	4.06514	85	1.17000	1.20630	3.99822
26	1.17000	1.20630	4.21505	56	1.17000	1.20630	3.99454	86	1.17000	1.20630	4.00169
27	1.17000	1.20630	4.39090	57	1.17000	1.20630	3.99150	87	1.17000	1.20630	4.19933
28	1.17000	1.20630	4.18141	58	1.17000	1.20630	4.05607	88	1.17000	1.20630	4.00918
29	1.17000	1.20630	4.22914	59	1.17000	1.20630	3.98560	89	1.17000	1.20630	4.07747
30	1.17000	1.20630	4.14648	60	1.17000	1.20630	4.05023	90	1.17000	1.20630	4.01740

SoundView Home Loan Trust 2003-2

Mortgage Loans

Number Of Loans:	1,543		
Total Outstanding Principal Balance:	$370,383,147		
		Minimum	**Maximum**
Average Outstanding Principal Balance (First Liens):	$263,086	$42,729	$994,477
Average Outstanding Principal Balance (Second Liens):	$53,914	$14,579	$115,740
WAVG Current Loan Rate:	6.594 %	4.500 %	12.000 %
ARM Characteristics:			
WAVG Gross Margin:	6.497 %	5.380 %	8.130 %
WAVG Maximum Loan Rate:	13.289 %	11.700 %	17.640 %
WAVG Minimum Loan Rate:	7.289 %	5.700 %	11.640 %
WAVG Initial Periodic Rate Cap:	1.000 %	1.000 %	1.000 %
WAVG Periodic Rate Cap:	1.000 %	1.000 %	1.000 %
WAVG Months To Roll:	19 months	14 months	34 months
WAVG Original Term:	341 months	180 months	360 months
WAVG Remaining Term:	337 months	171 months	358 months
WAVG Original LTV:	72.83 %	12.94 %	100.00 %
WAVG Credit Score:	672	500	819
First Pay Date:		Oct 01, 2002	Nov 01, 2003
Maturity Date:		Mar 01, 2018	Oct 01, 2033

Top Property State Concentrations ($): 85.23 % California, 3.43 % Florida, 3.19 % Colorado
Maximum Zip Code Concentration ($): 2.33 % 94901

Originator:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
IMPAC	645	$197,858,653.73	53.42	%
RESMAE	898	172,524,493.74	46.58	
Total	**1,543**	**$370,383,147.47**	**100.00**	**%**

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
14,579 - 100,000	265	$17,002,293.47	4.59	%
100,001 - 125,000	92	10,450,839.71	2.82	
125,001 - 150,000	126	17,345,582.67	4.68	
150,001 - 175,000	129	21,069,434.91	5.69	
175,001 - 200,000	152	28,572,926.45	7.71	
200,001 - 225,000	105	22,318,642.07	6.03	
225,001 - 250,000	105	24,903,423.19	6.72	
250,001 - 275,000	83	21,760,910.00	5.88	
275,001 - 300,000	66	18,985,284.75	5.13	
300,001 - 350,000	109	35,041,375.32	9.46	
350,001 - 400,000	91	34,226,484.68	9.24	
400,001 - 450,000	63	27,008,569.29	7.29	
450,001 - 500,000	50	23,841,973.97	6.44	
500,001 - 600,000	45	24,503,076.04	6.62	
600,001 - 700,000	42	26,959,827.36	7.28	
700,001 - 994,477	20	16,392,503.59	4.43	
Total	**1,543**	**$370,383,147.47**	**100.00**	**%**

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
180	278	$37,745,525.25	10.19	%
240	4	962,726.36	0.26	
360	1,261	331,674,895.86	89.55	
Total	**1,543**	**$370,383,147.47**	**100.00**	**%**

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
171 - 171	7	$445,527.54	0.12	%
172 - 174	67	4,566,994.95	1.23	
175 - 177	165	30,446,412.34	8.22	
178 - 180	39	2,286,590.42	0.62	
235 - 237	4	962,726.36	0.26	
343 - 345	1	73,309.59	0.02	
349 - 350	3	409,098.94	0.11	
351 - 351	40	9,264,094.82	2.50	
352 - 352	59	12,802,761.92	3.46	
353 - 353	64	15,017,160.68	4.05	
354 - 354	110	26,302,257.39	7.10	
355 - 355	254	73,535,377.59	19.85	
356 - 356	458	135,735,379.74	36.65	
357 - 357	138	28,932,372.23	7.81	
358 - 358	134	29,603,082.96	7.99	
Total	**1,543**	**$370,383,147.47**	**100.00**	%

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
Single Family	1,180	$289,100,470.53	78.05	%
PUD	168	42,915,815.71	11.59	
Two-Four Family	82	19,912,632.97	5.38	
Condominium	111	18,202,503.80	4.91	
Manufactured Housing	1	135,512.81	0.04	
Townhouse	1	116,211.65	0.03	
Total	**1,543**	**$370,383,147.47**	**100.00**	%

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
Primary	1,392	$339,443,177.17	91.65	%
Investor	139	28,366,504.85	7.66	
Second Home	12	2,573,465.45	0.69	
Total	**1,543**	**$370,383,147.47**	**100.00**	%

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
Cash Out Refinance	661	$161,758,609.20	43.67	%
Purchase	556	104,664,057.30	28.26	
Rate/Term Refinance	326	103,960,480.97	28.07	
Total	**1,543**	**$370,383,147.47**	**100.00**	**%**

Original Loan-to-value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
12.94 - 50.00	124	$47,016,891.22	12.69	%
50.01 - 55.00	43	12,713,149.31	3.43	
55.01 - 60.00	62	20,775,835.28	5.61	
60.01 - 65.00	70	20,261,797.85	5.47	
65.01 - 70.00	146	39,439,095.51	10.65	
70.01 - 75.00	110	26,135,289.00	7.06	
75.01 - 80.00	439	108,401,842.17	29.27	
80.01 - 85.00	95	22,285,657.08	6.02	
85.01 - 90.00	150	34,698,358.22	9.37	
90.01 - 95.00	82	15,758,540.47	4.25	
95.01 - 100.00	222	22,896,691.36	6.18	
Total	**1,543**	**$370,383,147.47**	**100.00**	**%**

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
Arizona	5	$797,691.26	0.22	%
Arkansas	1	84,260.79	0.02	
California	1,248	315,691,045.08	85.23	
Colorado	79	11,816,580.00	3.19	
Connecticut	4	1,431,062.69	0.39	
Delaware	1	171,293.40	0.05	
District of Columbia	1	116,211.65	0.03	
Florida	87	12,707,464.58	3.43	
Georgia	3	693,248.13	0.19	
Hawaii	14	4,189,665.58	1.13	
Illinois	7	2,681,082.90	0.72	
Indiana	6	586,653.13	0.16	
Maryland	5	1,189,989.57	0.32	
Massachusetts	1	286,122.74	0.08	
Michigan	2	505,562.26	0.14	
Minnesota	1	177,186.68	0.05	
Mississippi	1	108,373.89	0.03	
Missouri	3	1,016,830.29	0.27	
Nevada	16	2,961,774.98	0.80	
New Jersey	6	1,663,592.94	0.45	
New York	8	3,466,204.51	0.94	
North Carolina	1	83,577.70	0.02	
Ohio	3	417,471.08	0.11	
Oregon	4	468,145.56	0.13	
Tennessee	2	244,317.29	0.07	
Texas	10	1,863,775.74	0.50	
Utah	10	1,843,698.38	0.50	
Virginia	7	1,604,299.10	0.43	
Washington	7	1,515,965.57	0.41	
Total	**1,543**	**$370,383,147.47**	**100.00**	%

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
Full Documentation	720	$208,067,002.49	56.18	%
Stated Documentation	608	120,374,651.51	32.50	
No Documentation	146	28,346,989.69	7.65	
Reduced Documentation	43	7,569,188.28	2.04	
Limited Documentation	26	6,025,315.50	1.63	
Total	**1,543**	**$370,383,147.47**	**100.00**	%

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
Not Available	1	$130,548.57	0.04	%
500 - 500	1	203,504.42	0.05	
501 - 525	60	12,223,981.10	3.30	
526 - 550	79	15,935,643.53	4.30	
551 - 575	72	16,661,138.31	4.50	
576 - 600	108	22,728,418.59	6.14	
601 - 625	155	32,556,185.74	8.79	
626 - 650	248	43,328,907.16	11.70	
651 - 675	216	44,680,564.57	12.06	
676 - 700	205	47,512,874.43	12.83	
701 - 725	115	30,907,909.40	8.34	
726 - 750	104	31,939,798.17	8.62	
751 - 775	99	38,735,122.21	10.46	
776 - 800	65	26,517,578.95	7.16	
801 - 819	15	6,320,972.32	1.71	
Total	**1,543**	**$370,383,147.47**	**100.00**	**%**

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
4.500 - 5.000	33	$14,872,712.16	4.02	%
5.001 - 6.000	380	137,096,265.83	37.01	
6.001 - 7.000	470	107,785,097.12	29.10	
7.001 - 8.000	384	80,583,822.41	21.76	
8.001 - 9.000	92	18,352,739.00	4.96	
9.001 - 10.000	19	2,665,463.55	0.72	
10.001 - 11.000	65	3,619,481.77	0.98	
11.001 - 12.000	100	5,407,565.63	1.46	
Total	**1,543**	**$370,383,147.47**	**100.00**	**%**

Maximum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
11.700 - 12.000	9	$2,276,158.19	1.80	%
12.001 - 13.000	226	54,101,488.83	42.80	
13.001 - 14.000	244	55,074,613.48	43.57	
14.001 - 15.000	60	12,878,713.36	10.19	
15.001 - 16.000	11	1,977,665.72	1.56	
17.001 - 17.640	1	94,724.42	0.07	
Total	**551**	**$126,403,364.00**	**100.00**	**%**

Minimum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
5.700 - 6.000	9	$2,276,158.19	1.80	%
6.001 - 7.000	226	54,101,488.83	42.80	
7.001 - 8.000	244	55,074,613.48	43.57	
8.001 - 9.000	60	12,878,713.36	10.19	
9.001 - 10.000	11	1,977,665.72	1.56	
11.001 - 11.640	1	94,724.42	0.07	
Total	**551**	**$126,403,364.00**	**100.00**	%

Gross Margin (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
5.380 - 6.000	178	$39,165,635.80	30.98	%
6.001 - 7.000	279	67,113,318.95	53.09	
7.001 - 8.000	64	13,547,327.56	10.72	
8.001 - 8.130	30	6,577,081.69	5.20	
Total	**551**	**$126,403,364.00**	**100.00**	%

Next Adjustment Date (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
02/01/05	1	$188,301.56	0.15	%
03/01/05	35	8,096,816.62	6.41	
04/01/05	45	10,494,922.93	8.30	
05/01/05	47	10,596,830.36	8.38	
06/01/05	68	15,790,387.75	12.49	
07/01/05	85	19,948,078.10	15.78	
08/01/05	84	19,075,061.36	15.09	
09/01/05	68	15,311,991.06	12.11	
10/01/05	109	24,198,599.98	19.14	
05/01/06	1	541,162.33	0.43	
07/01/06	1	179,544.53	0.14	
10/01/06	7	1,981,667.42	1.57	
Total	**551**	**$126,403,364.00**	**100.00**	%

Initial Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
1.000	551	$126,403,364.00	100.00	%
Total	**551**	**$126,403,364.00**	**100.00**	%

Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
1.000	551	$126,403,364.00	100.00	%
Total	**551**	**$126,403,364.00**	**100.00**	**%**

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
2/28 6 MO LIBOR	542	$123,700,989.72	33.40	%
3/27 6 MO LIBOR	9	2,702,374.28	0.73	
Balloon 15/30	167	9,466,158.45	2.56	
Fixed Rate	797	223,617,284.28	60.37	
Fixed Rate 5Yr IO	28	10,896,340.74	2.94	
Total	**1,543**	**$370,383,147.47**	**100.00**	**%**

Delinquency Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
Current	1,535	$368,909,063.91	99.60	%
Delq: 30 Days	8	1,474,083.56	0.40	
Total	**1,543**	**$370,383,147.47**	**100.00**	**%**

Original Interest Only Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
0	1,515	$359,486,806.73	97.06	%
60	28	10,896,340.74	2.94	
Total	**1,543**	**$370,383,147.47**	**100.00**	**%**

Original Prepayment Penalty Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
0	291	$111,926,875.83	30.22	%
6	16	4,445,681.09	1.20	
12	60	15,011,744.76	4.05	
24	636	125,384,831.51	33.85	
36	216	40,901,591.77	11.04	
60	324	72,712,422.51	19.63	
Total	**1,543**	**$370,383,147.47**	**100.00**	**%**

Prepayment Penalty Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
Modified	202	$43,249,046.53	11.68	%
Modified Custom	29	9,116,865.01	2.46	
Modified Special	4	692,566.60	0.19	
No Penalty	291	111,926,875.83	30.22	
Standard	1,017	205,397,793.50	55.46	
Total	**1,543**	**$370,383,147.47**	**100.00**	**%**

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
First Lien	1,373	$361,217,744.11	97.53	%
Second Lien	170	9,165,403.36	2.47	
Total	**1,543**	**$370,383,147.47**	**100.00**	**%**